EXHIBIT 99.8
JOINDER TO JOINT FILING AGREEMENT
The undersigned acknowledges and agrees (i) to be bound by that certain Joint Filing Agreement, dated as of January 15, 2009, executed in connection with the filing of the Schedule 13D related to ownership of common units representing limited partner interests in Hiland Partners, LP and filed with the Securities and Exchange Commission on January 16, 2009 (the “Schedule 13D”) and (ii) hereby designates and appoints Matthew S. Harrison as his attorney-in-fact with full power of substitution, to sign, file and make any amendments to such Schedule 13D.
     IN WITNESS WHEREOF, the undersigned hereby executes this Joinder to Joint Filing Agreement as of this 8th day of September, 2009.

/s/ Bert Mackie
Bert Mackie